

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Via E-mail
Oren Fuerst, Ph.D.
Chief Executive Officer
LabStyle Innovations Corp.
40 E. Main Street
Newark, DE 19711

> **Re: LabStyle Innovations Corp.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2013**
> **File No. 333-186054**

Dear Dr. Fuerst:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide your analysis of how you may properly register on a secondary basis the shares to be issued in the second and third traunches of the August private placement at this time. Please address specifically the significant time that will elapse between the effectiveness of the registration statement and each closing. See for guidance Securities Act Sections Compliance and Disclosure Interpretation Question 139.11.

2.   We note your conclusion that investors are irrevocably bound to make purchases in the second and third traunches of the August private placement. Please tell us how you considered (1) that such purchases are contingent upon your listing on the OTCBB and (2) that investors' obligations appear to be assured by an unsecured promissory note, in concluding that investors were irrevocably bound.

Our Company, page 1

3.   We note your response to our prior comment number 7. Please identify your regulatory consultants and provide an expert consent or advise. In addition, please provide additional information about the basis for the conclusion that the study would be sufficient to obtain regulatory approvals. Finally, discuss the basis for your conclusion that you would obtain EU approval in 2013, and provide more information about the expected timing for FDA approval.

Executive Compensation, page 63

4.   We note your response to our prior comment 12. However, please provide the disclosure required by Item 402(p) and (r) of Regulation S-K.

Selling Stockholders, page 78

5.   We note your response to our prior comment number 13. Since it is unlikely that specific performance would be an available remedy for breach of the Consulting Agreement by the selling shareholder, please tell us why you believe that the purchaser is irrevocably bound to purchase the subject securities. Alternatively, please revise to remove the securities that have not yet been earned under the Consulting Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Lawrence A. Rosenbloom, Esq.